UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30353

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capitol Securities Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4050 Innslake Drive Suite 250
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Irina Zubov	617-749-9944	izubov@capitolsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	3275
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Irina Zubov</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Capitol Securities Management, Inc,</u> , as of <u>December 31</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Irina Zubov*

Title: Director of Finance

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

And

Report of Independent Registered Public Accounting Firm

CAPITOL SECURITIES MANAGEMENT, INC.

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Capitol Securities Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capitol Securities Management, Inc.'s management. Our responsibility is to express an opinion on Capitol Securities Management, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capitol Securities Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Capitol Securities Management, Inc.'s auditor since 2019.

Maitland, Florida

February 28, 2026

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	4,357,752
Receivable from broker-dealers and clearing organization	938,165
Receivable other	3,726
Notes receivable - advisors	464,386
Property and equipment, net	137,278
ROU Assets	1,875,257
Prepaids	178,664
Other assets	202,210
Deposit with clearing organizations	150,526
Total assets	8,307,965

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	208,522
Accrued expenses	3,254,713
Income tax payable - parent	499,000
Operating Lease Liability	1,748,748
Total liabilities	5,710,984

Stockholder's Equity

Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,853,400
Retained earnings	743,481
Total stockholder's equity	2,596,981
Total liabilities and stockholder's equity	8,307965

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole shareholder of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of criminal law. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking and investment advisory businesses.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Significant estimates include the outcome of pending litigation (see Note 11). Actual results could differ from the estimates included in the financial statements.

Cash and cash equivalents - For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable are comprised of receivables from broker-dealers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable - advisors - Notes receivable consist of advances to certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment - Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis over their estimated useful lives, which range from five to seven years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of operations. Leasehold improvements are amortized over the lesser of the economic life of the improvement, or the term of the lease.

Revenue from Contracts with Customers – Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction

prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

RIA Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

12b1 - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this if fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions for the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associated service is fulfilled which is based on trade date.

Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis, which is when the Company believes its' performance obligation has been satisfied.

Securities transactions and expense recognition – Commission expense is recorded by the Company on a trade date basis, as securities transactions occur.

Advertising - Advertising costs are expensed as incurred by the Company.

Income taxes - The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and

rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The amount due to the Parent at December 31, 2025, for the Company's share of income taxes is $499,000

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements – The carrying amounts of total current assets and total current liabilities approximates fair value, because of the short-term nature of these instruments. The contractual interest rates, if any, associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organization – Deposit with clearing organization consists of cash which has been placed with the Company's clearing organization in the normal course of business. On December 31, 2025, the Company had $150,526 in cash on deposit with the Company's clearing organization.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer.

The Company currently has a clearing agreement with Raymond James & Associates ("RJ"), to clear all trade transactions. The Company is required to maintain a cash deposit of $150,000 with RJ, in accordance with the terms of its clearing agreement.

The clearing broker-dealer carries all the accounts of the customers of the Company, and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions, due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers. Customer transactions are executed promptly by the clearing-broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage of $250,000 for all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC). At December 31, 2025 the company has $3,212,289 in access of insured amounts

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2025, the Company had net capital of $1,487,935 as defined under Rule 15c3-1, which exceeded the requirements by $1,265,485. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 2.25 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan, which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. The Company made matching contributions of $287,612 for the year ended December 31, 2025.

Note 6—Property and equipment

Property and equipment on December 31, 2025 consists of the following:

Computer equipment	$	153,940
Furniture and fixtures		402,507
Leasehold improvements		352,080
		980,526
Less accumulated depreciation		(771,249)
Net property and equipment	$	137,277
ROU Assets	$	1,875,257

For the year ending December 31, 2025, depreciation expense totaled $22,300.

Note 7—Operating leases

The Company has obligations as a lessee for office space at seven locations. The Company classified these leases as operating leases. Lease terms expire over the next one to five years and contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The implicit interest rate used in the calculation for ROU is based on the 3-to-7-year U.S. treasury notes and is 4.3-4.45% depending on length of the lease

Amounts reported on the balance sheet on December 31, 2025 are as follows:

Operating Leases		
Operating Lease ROU Assets	$	1,875,257
Operating Lease Liabilities		1,748,748

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,		
2026		757,270
2027		612,899
2028		353,363
2029		292,908
2030		38,500
	$	2,054,940

Note 8—Notes receivable - advisors

As described in Note 2, the Company has twelve outstanding notes with advisors. The agreements' payment terms specify that the borrowers will make monthly payments over various time periods as detailed in each individual note. These payments are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial.

Note 9—Income taxes

The Company is treated as a disregarded entity for federal income tax purposes but has elected to include its allocated amount of current and deferred taxes in the consolidated financial statements as if the Company files a separate federal income tax return. The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns in various jurisdictions. For the year ended December 31, 2025, the current and deferred components of the income tax expense from continuing operations are as follows:

Current income tax expense		
Federal	$	326,000
State		173,000
Provision for Income taxes	$	499,000
2025 income taxes payable to parent	$	499,000
Income tax liability	$	499,000

For the year ended December 31, 2025, the Company's domestic income before income taxes was $1,539,315. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

Note 10—Related Parties

The Company has a shared service agreement with the Parent where it pays its portion of any bills that are paid at the Parent that directly relate to the Company. These expenses are recorded as management fee expense on the Company. There were $27,300 management fees paid to the Parent for the year ended December 31, 2025. The Company has an affiliated insurance agency which reimburses the Company for commissions paid to representatives for revenue generated at the agency. The revenue is recognized as part of commissions and is used to offset representative commissions expense. This amount was 5,691,081 for the year ended December 31,2025.

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. The Company's exposure to any actual losses is limited to the amount of its insurance policy deductible, which in general is $100,000 per occurrence, less any amounts the Company seeks to recover from its registered representatives, if applicable.

Note 12—Line of Credit

The Company has a line of credit of $750,000 with its financial institution at a variable interest rate. There were no funds utilized in 2025 and there was no balance as of December 31, 2025.

Note 13—Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $13,225 and $3,726 respectively.

Note 14—Commitments and Contingencies

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

Note 15—Subsequent Events

Management has evaluated subsequent events through February 28, 2026, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements

Note 16 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking and investment advisory businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.